Exhibit 99.2
Chapter B of the Periodic Report

Directors' Report on the State of the Company's Affairs
for the year ended December 31, 2010

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together: "the Group"), for the year ended December 31, 2010.

Since April 25, 2010 the financial statements of Walla! Communications Ltd. (“Walla”) have been consolidated in the Group’s financial statements (see Note 5 to the financial statements).

The Group reports on four main segments in its financial statements:

1)	Domestic fixed-line communications

2)	Cellular

3)	International communications, internet and NEP services

4)	Multi-channel television

It should be noted that the Company's consolidated financial statements also include an “Other” segment which comprises mainly internet services and portal operation (by means of Walla) and customer call center services (by means of Bezeq Online), This Other segment is not material at the Group level.

The profit from continuing operations in the reporting year amounted to NIS 2,442 million compared with NIS 2,162 million in the prior year. The year’s results were affected primarily by a rise in the revenue from continuing operations and in revenue from other operations, net, as a result of the recording of capital gains and the fact that in the reporting year the Company did not decide to continue the early retirement plan (see Note 17D to the financial statements). The increase in operating and general expenses was moderated by primarily by a rise in operating and general expenses, financing expenses and part of the losses from associates.

In the prior year, profit for the year included the profit from the discontinued operation resulting from the termination of the consolidation of DBS Satellite Services (1998) Ltd. (“DBS”). Consequently, the profit for the prior year amounted to NIS 3,541 million compared with NIS 2,442 million in the reporting year.

A.  Explanations of the Board of Directors for the state of the corporation's affairs, the results of its operations, its equity, cash flows and other topics

1.	Financial position

A.
The Group's assets at December 31, 2010 amounted to NIS 14.24 billion, compared with NIS 13.94 billion on December 31, 2009, of which NIS 5.61 billion (39%) are property, plant and equipment, compared with NIS 5.43 billion (39%) on December 31, 2009.

The rise in the Group’s assets stemmed primarily from the consolidation of the assets of Walla with those of the Group (see Note 5 to the financial statements). The rise was moderated primarily by a decrease in the assets of the Group’s principal segments as described below.

In the fixed-line domestic communications segment, total assets, without investment in associates remained unchanged compared with the prior year. A decline in receivables from the Group’s companies and a decline in cash balances and deferred taxes was offset primarily by a rise in property, plant and equipment balances resulting from the deployment of the NGN system and by a rise in intangible asset balances.

In the cellular segment, assets decreased from NIS 4.99 billion on December 31, 2009 to NIS 4.89 billion at December 31, 2010. The decrease stemmed primarily from a decline in cash balances, financial assets held for trading, inventory, property, plant and equipment and intangible assets. The decrease was partly offset by an increase in customer balances mainly as a result of increased income from the sale of terminal equipment in installments.

In the international communication, internet and NEP services segment, assets decreased from NIS 1,106 million on December 31, 2009 to NIS 1,038 million on December 31, 2010. Most of the decrease occurred in an investment in affiliates following the transfer to the Company of the holding in Walla and in cash balances as a result of the distribution of dividends. The decrease was partly offset primarily by an increase in the balance of property, plant and equipment.

In the multi-channel television segment there was an increase in total assets, from NIS 1,206 million on December 31, 2009 to NIS 1,243 million at December 31, 2010, which stemmed mainly from an increase in broadcasting rights and in intangible asset balances.

B.
The Group's debt to financial institutions and debenture holders at December 31, 2010 amounted to NIS 5.7 billion, compared with NIS 4.14 billion on December 31, 2009. The increase stemmed primarily from the domestic fixed-line communications segment following the receipt of loans from banking corporations (see Note 14 to the financial statements). The increase was moderated by the repayment of debentures in the domestic fixed-line communications segment and the repayment of debentures and loans in the cellular segment.

2.	Results of operations

A.	Principal results

The Group’s revenue in 2010 amounted to NIS 11.99 billion, compared with NIS 11.52 billion in the prior year, an increase of 4%. Most of the increase stemmed from the cellular segment. There was also an increase in the Group’s revenue from the entry into consolidation of Walla! (“Other” segment) and an increase in income of the international communication, internet and NEP services segment which was moderated by a decrease in the domestic fixed-line communications segment.

The Group’s depreciation and amortization expenses in 2010 amounted to NIS 1,409 million compared with NIS 1,485 million in the prior year, a decrease of 5%. Most of the decrease stemmed from the domestic fixed-line communications segment.

In 2010 the Group’s salary expenses amounted to NIS 2,024 million compared with NIS 1,990 million in the prior year, an increase of 1.7%. The increase stemmed mainly from the entry into consolidation of Walla! Conversely, the increase was moderated in the reporting year by a decline in salary expenses in the domestic fixed-line communications segment and in the cellular segment.

The Group’s operating and general expenses in 2010 amounted to NIS 5,026 million compared with NIS 4,871 million in the prior year, an increase of 3.2%. The increase stems primarily from a rise in the cellular segment. There was also an increase in expenses following the entry into consolidation of Walla! and an increase in the international communications, internet and NEP services segment. The increase was moderated by a decrease in expenses in the domestic fixed-line communications segment.

Other operating expenses, net, amounted to NIS 216 million compared with NIS 201 million in the prior year. Most of the change stemmed from the domestic fixed-line communications segment. There was also an increase in the international communications, internet and NEP services segment.

Financing expenses, net, in the reporting year amounted to NIS 109 million, compared with NIS 31 million in the prior year. The increase in financing expenses, net stemmed primarily from the domestic fixed-line communications segment. Moreover, in the prior year income was recorded from the realization of an investment in a venture capital fund (Stage One).

The Group’s share in the losses of associates accounted by the equity method amounted to NIS 261 million in the reporting year compared with NIS 34 million in the prior year. As a result of the termination of the consolidation of DBS’s statements in the prior year, the Company's share in DBS's losses amounted to NIS 92 million classified in the discontinued operations item. The balance of the increase was caused by a rise in the Company's share of the losses stemming from the increase in DBS's loss in the reporting year and the manner of their attribution to DBS’s shareholders.

B.	Operating segments

Below are operations data by segment presented in accordance with the Group’s operating segments:

	1-12/2010		1-12/2009
Revenue by operating segment	NIS millions	% of total revenue	NIS millions	% of total revenue
Domestic fixed-line communications	5,263	43.9%	5,303	46%
Cellular	5,732	47.8%	5,376	46.7%
International communications, Internet and NEP services	1,380	11.5%	1,318	11.4%
Multi-channel television services	1,583	13.2%	1,530	13.3%
Other and offsets(*)	(1,971)	(16.4)%	(2,008)	(17.4)%
Total	11,987	100%	11,519	100%

*	The offsets are mainly for a segment which is an affiliate.

	1-12/2010		1-12/2009
Operating profit by operating segment	NIS millions	% of total revenue	NIS millions	% of total revenue
Domestic fixed-line communications	2,043	38.8%	1,523	28.7%
Cellular	1,383	24.1%	1,190	22.1%
International communications, Internet and NEP services	320	23.2%	261	19.8%
Multi-channel television services	178	11.2%	248	16.2%
Other and offsets(*)	(180)		(250)
Total	3,744	31.2%	2,972	25.8%

*	The offsets are mainly for a segment which is an affiliate.

Domestic fixed-line communications segment

Revenue:

Revenue in 2010 amounted to NIS 5,263 million compared with NIS 5,303 million in the prior year, a decline of 0.8%.

The decline in the segment’s revenue stemmed mainly from a decrease in revenue from interconnect fees to the cellular networks compared with the prior year (with a concurrent decrease in the expense). There was also a decline in telephony revenues resulting from a decline in the number of lines and in call traffic which was moderated by the increase in revenue from internet and data transmission.

Costs and expenses:

Depreciation and amortization expenses in 2010 amounted to NIS 690 million compared with NIS 794 million in the prior year, a decrease of 13.1%. The decrease stemmed from the end of the depreciation of property, plant and equipment and a change in the scrap value of property, plant and equipment. The decline in depreciation was partly offset by an increase in depreciation stemming from investments in the NGN project.

Salary expenses in 2010 amounted to NIS 1,079 million compared with NIS 1,094 million in the prior year, a decrease of 1.4%. The decrease in salary expenses stemmed primarily from a rise in the salary attributed to investment, a decline in actuarial costs and a decline in the number of employees. This decline was offset almost completely by an ongoing increase in salary and special bonus granted in accordance with a collective agreement.

Operating and general expenses in 2010 amounted to NIS 1,609 million compared with NIS 1,690 million in the prior year, a decrease of 4.8%. The decrease stemmed primarily from an application of efficiency measures, a decline in output prices and a decline in interconnect fees to the cellular networks (combined with a decline in revenue from interconnect fees, as aforesaid).

Other operating expenses, net in 2010 amounted to NIS 158 million compared with NIS 202 million in the prior year. The increase in expenses stemmed primarily from an increase in capital gains from the sale of copper assets, a decline in retirement expenses for early retirement severance pay (see Note 17D to the financial statements) and a decline in provisions for legal claims.

Profitability:

Operating profit in the segment in 2010 amounted to NIS 2,043 million compared with NIS 1,523 million in the prior year, an increase of 34%. The improvement in operating profit stems primarily from the transition from other operations, net in the prior year to revenue in the current year, and from the above-mentioned changes in the expenses and income item.

Financing expenses, net

Financing expenses, net in the segment in the reporting year amounted to NIS 90 million, compared with financing expenses, net of NIS 15 million in the prior year. The change stems primarily from a decline in revenues from hedging transactions against the CPI which stemmed from a decline in the financial value of the hedging transactions and in the rate of increase of the CPI, a decline in financing revenues from shareholder loans to DBS and the increase in fixed and variable shekel interest credit. Conversely there was a decline in linkage differential expenses and interest for debentures as a result of a decline in the rate of the CPI and a decline in the volume of CPI-linked liabilities.

Cellular segment

Revenue:

In 2010 revenue in the segment amounted to NIS 5,732 million compared with NIS 5,376 million in the prior year, an increase of 6.6%. Revenues in the services segment in the period amounted to NIS 4,550 million compared with NIS 4,256 million in the prior year, an increase of 6.9%. The increase in the services segment stemmed from an increase in the number of subscribers and an increase in per-user revenue, most of which stemmed from an increase in revenue from content and roaming services and call completion fees.

Revenue from the sale of terminal equipment in the period amounted to NIS 1,182 million, compared with NIS 1,120 million in the prior year, an increase of 5.5%. The increase stemmed primarily from a rise in terminal equipment prices.

Costs and expenses:

Depreciation and amortization expenses in 2010 are similar to those of the prior year and amounted to NIS 601 million compared with NIS 603 million in the prior year, an increase of 0.3%.

Salary expenses in 2010 amounted to NIS 590 million compared with NIS 601 million in the prior year, a decrease of 1.8%. The decrease in salary expenses stemmed primarily from an increase in salaries capitalized for investment and a decrease in the expenses for the share-based payment plan for managers.

Operating and general expenses in 2010 amounted to NIS 3,158 million compared with NIS 2,982 million in the prior year, an increase of 5.9%. The increase stemmed primarily from a rise in service costs together with a rise in revenues from services (mainly the costs of call completion and roaming fees), an increase in transmission, site rental and maintenance expenses, and an increase in doubtful debt expenses which were partly offset by a decrease in advertising expenses

Profitability:

Operating profit in the segment in 2010 amounted to NIS 1,383 million compared with NIS 1,190 million in the prior year, an increase of 16.2%. The improvement in operating profit stems from the changes described above in the income and expense items.

Financing expenses, net

Financing expenses, net amounted in 2010 to NIS 11 million compared with NIS 10 million in the prior year. The increase stems from interest and linkage in the third quarter, amounting to NIS 49 million for a court judgment (see Note 18F to the financial statements) which was mostly offset by a decline in interest and loan revaluation expenses and an increase in revenues from rate differentials, net.

International communications, internet and NEP segment

Revenue:

In 2010 revenue in the segment amounted to NIS 1,380 million compared with NIS 1,318 million in the prior year, an increase of 4.7%. The increase in revenue stems primarily from an increase in internet revenue resulting from a rise in the number of customers, an increase in operations in the integration sector (IT solutions and communications for businesses) and from call transfer operations among communications operators worldwide. Conversely there was a decline in revenues from outgoing traffic minutes which stems from a decline in the volume of traffic and a decline in revenues from incoming traffic minutes.

Costs and expenses:

Depreciation expenses in 2010 amounted to NIS 94 million compared with NIS 84 million in the prior year, an increase of 12%. The increase stems from amortization of capacity usage rights, development costs and subscriber acquisition costs.

Salary expenses in 2010 amounted to NIS 248 million compared with NIS 242 million in the prior year, an increase of 2.5%.

Operating and general expenses in 2010 amounted to NIS 781 million compared with NIS 731 million in the prior year, an increase of 6.8%. The increase in expenses comes together with an increase in revenues in the segment.

Other operating income, net in the reporting year included the posting of capital gains amounting to NIS 57 million which stemmed from recording the Company's holdings in Walla! at market value before they gained control, (see Note 5 to the financial statements).

Profitability:

Operating profit in the segment in 2010 amounted to NIS 320 million compared with NIS 261 million in the prior year, an increase of 22.6%. The improvement in operating profit stems from the changes described above in the income and expense items.

Multi-channel television segment (accounted by the equity method)

Revenue:

Revenue in the segment in 2010 amounted to NIS 1,583 million compared with NIS 1,530 million in the prior year, an increase of 3.5%. The increase in revenue stemmed mainly from a rise in revenue from the premium channels, a rise in the consumption of advanced products and an increase in the number of subscribers.

Costs and expenses:

The cost of sales in 2010 amounted to NIS 1,129 million compared with NIS 1,042 million in the prior year, an increase of 8.3%. The increase in the cost of sales stems primarily from the differential for copyright to Acum, an increase in the costs of the premium channels and amortization expenses.

Sale, marketing and administrative and general expenses amounted to NIS 276 million, compared with NIS 240 million in the prior year, an increase of 15%. The increase in expenses stems primarily from an increase in amortization and salary expenses.

Profitability:

Operating profit in the segment in 2010 amounted to NIS 178 million compared with NIS 248 million in the prior year, a decrease of 28.2%. The decrease in operating profit stems from the above-mentioned changes in the expenses and income items.

C.	Income tax

The Group's tax expenses in the reporting year amounted to NIS 932 million, representing 27.6% of pre-tax profit, compared with NIS 807 million in the prior year, representing 27.2% of pre-tax profit. The effective tax rate in the current year is higher as a result of the Group’s share in the losses of associates which are not recognized for tax purposes. The increase in the effective tax rate was partly offset by a fall in the corporation tax rate compared with the prior year.

D.	Main data from the Group’s consolidated income statements (in NIS millions)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	2009	Increase (Decrease)%
Ongoing operations
Income	2,915	2,981	3,033	3,058	11,987	11,519	468	4%
Costs and expenses	2,041	1,991	2,054	2,157	8,243	8,547	(304)	(4)%
Operating profit	874	990	979	901	3,744	2,972	772	26%
Financing income (expenses) net	22	(35)	(74)	(22)	(109)	31	(140)	-

Profit after financing income (expenses), net	896	955	905	879	3,635	3,003	632	21%
Equity in profits (losses) of associates	(23)	(86)	(71)	(81)	(261)	(34)	(227)	668%
Profit before income tax	873	869	834	798	3,374	2,969	405	14%
Income tax	231	231	246	224	932	807	125	15%
Profit for the year from ongoing operations	642	638	588	574	2,442	2,162	280	13%
Profit (loss) for the period from discontinued operation	-	-	-	-	-	1,379	(1,379)	-
Profit for the period	642	638	588	574	2,442	3,541	(1,099)	(31)%
Attributable to:
The Company’s equity holders	642	638	588	575	2,443	3,603	(1,160)	(32)%
Non-controlling interest	-	-	-	(1)	(1)	(62)	61	(98)%
Profit for the period	642	638	588	574	2,442	3,541	(1,099)	(31)%

Earnings per share
Basic earnings per share (in NIS)
Earnings from ongoing operations	0.24	0.24	0.22	0.21	0.91	0.82	0.09	11%
Earnings from discontinued operations	-	-	-	-	-	0.55	(0.55)	-

	0.24	0.24	0.22	0.21	0.91	1.37	(0.46)	(34)%

Diluted earnings per share (in NIS)
Earnings from ongoing operations	0.24	0.24	0.22	0.20	0.90	0.80	0.1	13%
Earnings from discontinued operations	-	-	-	-	-	0.54	(0.54)	-

	0.24	0.24	0.22	0.20	0.90	1.34	(0.44)	(33)%

Comparison of 2010 fourth quarter results with the results of the third quarter

Details of the material changes:

Total costs and expenses increased in the fourth quarter by NIS 103 million compared with the prior quarter. Most of the increase stems from the domestic fixed-line communications segment, as a result of a rise in salary expenses caused primarily a special bonus awarded on the basis of a collective agreement as well as a rise in operating and general expenses. There was also a rise in the cellular segment stemming mainly from an increase in expenses for the purchase of terminal equipment.

3.	Equity

Equity attributed to the Company's controlling shareholders at December 31, 2010 amounted to NIS 5.33 billion, accounting for 37.4% of the total balance sheet, compared with NIS 6.54 billion at December 31, 2009 which constituted 47% of the total balance sheet. The decrease in equity stemmed from the timing of the recording of distribution of a dividend from the profits of the prior year.

4.	Cash flows

Consolidated cash flow for 2009 includes the cash flow from the operations of DBS through August 20, 2009. The consolidated cash flow for 2010 is not included in this operation

Consolidated cash flows generated by operating activities in 2010 to NIS 3,696 million, compared with NIS 3,916 million in the prior year, a decrease of NIS 220 million. Most of the decrease stems from the termination of the consolidation of the statements of DBS. (In the corresponding period the cash flow of DBS from ongoing operations of NIS 260 million was included). There is also a rise in the cash flow from ongoing operations is the cellular segment which was offset by a decline in the cash flow from ongoing operations in the domestic fixed-line communications segment and in the international communications, internet and NEP segment. The decline in the cash flow from ongoing operations was caused mainly by payments for early retirement, payment to suppliers and tax payments. The decline was moderated primarily by a rise in earnings from ongoing operations and an increase in trade receivables.

Cash flow generated by ongoing operations is one of the sources of financing for the Group’s investments, which during the reporting year included NIS 1,279 million invested in the development of communications infrastructures and NIS 343 million in intangible assets and deferred expenses, compared with investments amounting to NIS 1,363 million and NIS 349 million, respectively, in the prior year. Furthermore, NIS 115 million net was used for Walla’s acquisition of shares in Korel Tal Ltd. (which operates the Yad2 website), in addition to NIS 30 million which was used to acquire Walla shares. Conversely, a net consideration from the sale of financial assets held for trading of NIS 138 million was received compared with an investment of NIS 134 million in the prior year.

In the reporting year, the Group repaid debts and paid interest totaling NIS 1,382 million, of which NIS 697 million for debentures, NIS 448 million of loans, and NIS 237 million of interest payments. This compares with repayment of a net debt and interest payments of NIS 1,145 million in the prior year. In contrast, the Group received long-term loans of NIS 2,670 million and NIS 26 million in proceeds from the exercise of stock options for employees. This compares with the receipt of loans of NIS 400 million, short-term credit of NIS 48 million and NIS 129 million in proceeds from the exercise of stock options for employees in the prior year. Most of the cash flows for financing operations stemmed from the domestic fixed-line communications segment.

In the reporting year, a cash dividend of NIS 3,733 million was paid, compared with NIS 1,941 million in the prior year.

The monthly average of long-term liabilities to financial institutions and debenture holders in 2010 amounted to NIS 5,079 million.

Average credit from suppliers in the reporting year was NIS 1,010 million and the average short-term customer credit was NIS 2,672 million. The average long-term customer credit was NIS 925 million.

The working capital deficit of the Group at December 31, 2010 amounted to NIS 93 million, compared with a working capital surplus of NIS 10 million on December 31, 2009. The Company has a working capital deficit at December 31, 2010 of NIS 1,208 million, compared with a working capital deficit of NIS 769 million in the prior year. The increase in the Company's working capital deficit stems primarily from an increase in short-term financial and other liabilities and a decrease in current assets. The increase in the Group’s deficit was moderated by an improvement in working capital in the cellular segment.

The Board of Directors of the Company reviewed the Company's projected cash flows, including sources of credit and credit-raising options, and determined that despite the working capital deficit, the Company does not have a liquidity problem. The Board reviewed existing cash sources and requirements as projected for the foreseeable future, (including as a result of the expected capital reduction if and when this is approved by the court), it reviewed the Company's investment requirements, and it also examined the potential sources of finance and scope of recruitment available to the Company, taking into account existing and anticipated credit ratings (including as a result of the above-mentioned capital reduction). The Company relied, inter alia, on significant sources of cash flow originating from its subsidiary, Pelephone, in the form of regular dividend distributions. Based on a review of all these factors, the Board concluded that the Company has substantial ability to comply with existing and projected cash requirements in the foreseeable future, both by creating cash from operations and by its ability to raise significant volumes of debt from banking and non-banking sources.

The above information includes forward-looking information based on the Company's liquidity assessments. Actual results might differ significantly from the above assessments if there is a change in one of the elements on which they are based.

5.	Explanations of the Board of Directors relating to exposure to market risks and their management (Part B below)

The Company operates on the basis of a financial exposure policy adopted by the Company's Board of Directors on June 26, 2008 (see Part B below).

Below are summaries of the sensitivity test tables shown in part B.

Sensitivity to changes in the USD/NIS exchange rate

2010	Profit (loss) from changes		Fair value assets (and liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.549	-5%	-10%
Total	(78)	(41)	(787)	41	78

2009	Profit (loss) from changes		Fair value assets (and liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.775	-5%	-10%
Total	(116)	(57)	(1,206)	58	116

Surplus liabilities exposed to changes in the dollar exchange rate declined by NIS 419 million primarily as a result of a decline in liabilities to suppliers.

Sensitivity to changes in the CPI

2010	Profit (loss) from changes			Fair value assets (and liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	1.5%
Total	(40)	(4)	(3)	(2,964)	3	4	40

2009	Profit (loss) from changes			Fair value assets (and liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Total	(51)	(6)	(3)	(3,814)	3	6	51

Surplus liabilities exposed to changes in the CPI declined by NIS 850 million primarily as a result of the Group’s repayment of CPI-linked debentures.

Sensitivity to changes in real shekel interest

2010	Profit (loss) from changes			Fair value assets (and liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Total	(108)	(69)	(36)	(1,907)	37	74	122

2009	Profit (loss) from changes		Fair value assets (and liabilities	Profit (loss) from changes
	10%	5%		-5%	-10%
Total	(56)	(27)	(2,768)	29	63

Surplus liabilities exposed to changes in the real shekel interest declined by NIS 861 million primarily as a result of the Group’s repayment of debentures.

Sensitivity to changes in nominal shekel interest

2010	Profit (loss) from changes			Fair value assets (and liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Total	32	20	10	616	(10)	(20)	(34)

2009	Profit (loss) from changes			Fair value assets (and liabilities)	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-16%
Total	(7)	(6)	(3)	(1,606)	3	7	7

The surplus assets exposed to changes in the nominal shekel interest declined by NIS 990 million as a result of raising of NIS 2.6 billion of debt via a number of loans from Israeli banks in 2010, NIS 400 million of which was against the early repayment of bank loans taken in March 2009, as described in Note 14 B to the financial statements.

Sensitivity to changes in the dollar interest rate

On December 31, 2010 the Group's exposure to changes in the dollar interest rate is negligible.

6.	The link between the remuneration awarded under Article 21 and the contribution made by the recipient of the remuneration to the Corporation

In a meeting held by the Board of Directors on March 7, 2011, there was a discussion of the terms of service and remuneration of the Company's officers and interested parties which are described in Section 7 of Chapter D of the Periodic Report pursuant to Article 21 of the Regulations for Periodic and Immediate Reports, 1970 (the “Regulations for Periodic and Immediate Reports”). The Board discussed the link between the amounts of remuneration paid in 2010 to each of the senior officers and interested parties in the Company and their actions and contribution to the Company in 2010. For the purpose of the discussion which took place in March 2011 the data relevant to the terms of employment of each officer and interested party were presented to the Board members in advance.

It should also be noted that in a Board meeting which took place on December 30, 2010 the Board held a wide-ranging discussion of all the terms of employment of Bezeq’s CEO, Mr Avi Gabbay, Pelephone's CEO, Mr Gil Sharon and Bezeq International's CEO, Mr Yitzhak Benvenisti in order to approve changes in these terms as of 2011, as described in the Immediate Report published by the Company on January 3, 2011. Prior to this discussion, a number of discussions were held by the Remuneration Committee and Audit Committee in which they discussed at length the contribution and remuneration package of each of the above three officers as a whole.

The Board noted that the remuneration paid to each of the Group’s senior officers was set, inter alia, while taking into account the position in the Group held by each one and his contribution to the Group and its operations, on the basis of the Company's remuneration plan for 2010 which was approved in advance in December 2009 by the Board, in relation to Avi Gabbay, Gil Sharon, Yitzhak Benvenisti and Alan Gelman.

The Board reviewed comparison data using a comparison survey prepared by Prof. Moshe Zviran (the “Zviran Survey”) of customary bonus levels for the positions of chairman of a board of directors, CEO, deputy CEO and vice presidents, as applicable, in companies similar to the Company. It also discussed additional parameters in order to examine the reasonableness and fairness of the remuneration in relation to officers in the Company. These parameters included significant management targets achieved in the period of the report and the existence of one-off events which are likely to affect the targets set in the remuneration plan determined for the officer.

The Board believes that the remuneration of each of the managers as set forth in Article 21 of Chapter D of the Periodic Report (Additional details about the Corporation), which also includes the bonuses based on the results of the Company or its subsidiaries, as applicable, reflects the contribution made by the above officers to the Group, and is fair and reasonable, as specified below1:

The five best-remunerated officers in the Corporation

A.	Mr Abraham Gabbay- CEO Bezeq

In its examination of the remuneration paid for 2010 to Mr Gabbay, the Board noted the Company's achievements in various fields under his management, its extremely successful compliance with the EBITDA target (separate) set in its work plan, his success in expanding its operations in the internet sector as well as in implementing overall efficiency measures.

Approval for the annual bonus paid in 2010 to Mr Gabbay was based on the rate of his compliance with the targets set by the Board in the 2010 bonus plan which was approved in December 2009 – exceeding the EBITDA target based on the Company’s (separate) financial statements for 2010 and compliance with the targets relating to the pace of progress in its NGN network construction project. The Board also decided to award him an additional sum in excess of the formula set in the bonus plan, at its discretion. The amount of the additional bonus was approved as a token of appreciation for Mr Gabbay’s achievements in 2010, in light of the above-mentioned achievements of the Company. The additional amount was approved by the Company's Remuneration Committee and Audit Committee, prior to the Board discussion..

The Board found that the remuneration paid to Mr Gabbay for 2010 is within the range of remuneration presented in the Zviran Survey, in the upper section of the range. It should be noted that Mr Gabbay’s remuneration, which was reviewed in the survey, did not include the retention bonus paid to him following the changes which took place in the control of the Company in the reporting period. This bonus is a one-off exceptional payment2.

The board of directors believes that the remuneration paid to the company's CEO for 2010 is reasonable and fair in the circumstances, given the size of the Company, the scope of its operations and the complexity of his position as its CEO.

1	For additional details of the remuneration paid to senior officers, see also Note 30 to the financial statements for 2010 and Article 21 (Section 7) in Chapter D of the Periodic Report.

2
On the date of approval of the above-mentioned bonus, the Audit Committee and the Board determined that the retention plan does not deviate from other retention plans in the market, based, inter alia, on the comparison work carried out on other retention plans by Prof. Zviran at the same time. For details, see the Immediate Report on the adoption of retention plans for senior managers in the Bezeq Group dated December 31, 2009.

B.	Gil Sharon – CEO of Pelephone

In its examination of the remuneration paid for 2010 to Mr Sharon, the Board noted his key achievements in that year, chief among which were his leadership of Pelephone to very good operating and financial results, continuation of the reinforcement and strengthening of its position in the cellular telephone market, implementation of changes and efficiency measures in the second half of the year in order to apply and assimilate the new regulatory conditions applicable to cellular companies from 2011, and also compliance with additional significant management targets.

Approval of the annual bonus for 2010 to Mr Sharon is based on his compliance with the EBITDA target (based on Pelephone's financial statements for 2010), a target set in the 2010 bonus plan which was approved in December 2009, while in respect of the review of compliance with the EBITDA target, the negative effects of one-off provisions for events which took place in the 1990s and which led to a legal proceeding which took place in 2000 were neutralized.

The Board also agreed to award him an additional sum in excess of the formula set in the bonus plan, at its discretion. The amount of the additional bonus was approved as a token of appreciation for Mr Sharon’s above-mentioned achievements as Pelephone's CEO in 2010. The additional amount was approved by the Company's Remuneration Committee and Audit Committee, prior to the Board discussion.

The Board found that the remuneration paid to Mr Sharon for 2010 is within the range of remuneration presented in the Zviran Survey, in the upper section of the range. It should be noted that Mr Sharon’s remuneration, which was reviewed in the survey, did not include the retention bonus paid to him following the changes in the control of the Company which took place in the reporting period. This bonus is a one-off exceptional payment3.

The Board believes that the remuneration paid to the Pelephone's CEO for 2010 is reasonable and fair in the circumstances, given the size and scope of Pelephone's operations and the complexity of his position as its CEO.

C.	Mr Shlomo Rodav – chairman of the previous board of directors

In its review of the remuneration paid to Mr Rodav for 2010, the Board noted that in that year, Mr Rodav continued to lead the Group and brought it to record profitability, while increasing the Group’s revenues and creating value for shareholders, despite the fierce competition and regulatory restrictions in the markets in which the Group’s companies operate. The Group also noted that in the reporting year Mr Rodav led a number of infrastructure projects simultaneously, such as the international submarine cable, promotion of the NGN project and reinforcement of Pelephone's new network. Mr Rodav created an effective work environment with the Group’s managers and the work of the Board and its committees, and the boards of the subsidiaries of which Mr Rodav served as chairman, were managed efficiently, thoroughly and properly. Moreover, Mr Rodav also managed the process of changes in the control in the Company as well as the ensuing changes in the other boards, efficiently and properly in a manner which contributed greatly to its stability. The Board found that the remuneration set for Mr Rodav for 20104 is in excess of the range presented in the Zviran Survey, but in view of his above-mentioned achievements and the Group’s performance and given the size of the Group and the complexity of its operations when compared with other companies in the Israeli market, the Board believes that the amount is reasonable and fair under the circumstances.

D.	Alan Gelman – Deputy CEO and CFO of Bezeq

In its review of the remuneration paid for 2010 to Mr Gelman, the Board noted the Company's compliance with the EBITDA target which exceeded the Company's targets in its work plan, Mr Gelman’s success in investor relations and the complexity of his role. Approval of the 2010 annual bonus for Mr Gelman is based on (1) the targets set in the 2010 bonus plan which was approved in December 2009; the EBITDA target based on the Company's separate financial statements for 2010, investor relations targets, management of cash flow and other management targets. (2) an additional sum in excess of the formula set in the bonus plan, at the Board’s discretion.. The amount of the additional bonus was approved as a token of appreciation of Mr Gelman’s achievements in 2010 in light of the Company's achievements and in particular the excellent rate of compliance with the EBITDA target. The total annual bonus paid to Mr Gelman equals 80% of his annual salary.

The Board found that the remuneration paid to Mr Gelman for 2010 is above the range presented in the Zviran Survey, but in view of the above-mentioned achievements and the Group’s performance, and given the size of the Group and the complexity of its operation, the Board believes that the amount is reasonable and fair in the circumstances.

3	See footnote 3.

4
In its discussions regarding Mr Rodav the Board referred to the sum of the bonus approved by the Board which amounted to 18 monthly salaries, the payment of which is conditional upon the approval of the general meeting and will be paid after its meeting if it is approved.

E.	Mr Yitzhak Benvenisti, CEO Bezeq International

In its review of the remuneration paid for 2010 to Mr Benvenisti, the Board noted his key achievements in that year, among them the finding of new areas of growth despite the decline in the international call sector (international carrier), the preservation of Bezeq International as the largest player in its sector despite difficult market conditions and Mr Benvenisti’s success in managing the submarine cable tender and the agreement with the supplier for the placing of the cable.

Approval of the 2010 annual bonus for Mr Benvenisti is based on (1) compliance with the EBITDA target based on the 2010 financial statements of Bezeq International, which was set in the Company's 2010 bonus plan which was approved in December 2009. For the purpose of reviewing compliance with this target, “Other income” stemming from the Walla! Communication Ltd. share sale transaction was neutralized; (2) an additional sum in excess of the formula set in the bonus plan, was set at the Board’s discretion. The additional amount was approved as a token of appreciation of Mr Benvenisti’s achievements in 2010, as explained above. The additional amount was approved by the Company's Remuneration Committee and Audit Committee, prior to a discussion in the Board.

The Board found that the remuneration to Mr Benvenisti for 2010 is within the range of remuneration presented in the Zviran Survey, in the upper section of the range. It should be noted that Mr Benvenisti’s remuneration, which was reviewed in the survey, did not include the retention bonus paid to him following the changes which took place in the control of the Company in the reporting period. This bonus is a one-off exceptional payment5.

The Board believes that the remuneration paid to Mr Benvenisti for 2010 is reasonable and fair in the circumstances, in light of his above-mentioned achievements.

Remuneration to interested parties in the Company

Management agreement with Eurocom Communication Ltd. (“Eurocom Communication”)

The details of the management agreement with Eurocom Communication and the services it has provided to the Company since the date of the change in control in the Company (April 14, 2010)6 were reviewed for the board of directors by Messrs. Shaul Elovitch, Or Elovitch, Amikam Shorer and Reuben Sgan-Cohen.

Also presented to the board of directors were comparative data based on a comparative survey prepared by Ernst & Young – Kost, Forer, Gabbay and Kasierer, relating to management agreements in other public companies of similar size, or as close as possible to similar size, to the Company, given the difficulty in finding companies with a market value similar to that of the Company.

The Board members discussed the scope and nature of the services which had been provided by Eurocom Communication in the reporting year (commencing on the date of change in control of the Company), and which included, inter alia, consultancy in various areas, chief of which are advice to the Group and group strategy, regulation, finance, taxation and real estate. The advice was given in regular work meetings and reviews of various topics and discussions outside the regular meetings. Moreover, pursuant to the provisions of the management agreement, in the reporting year, the Company did not pay remuneration to the directors for their service as directors, except for the previous chairman of the board, external directors and independent directors.

5	See footnote 3.

6
The details of the management agreement are presented in Section 7 of Chapter D of the Periodic Report. It should be noted that in accordance with the terms of the management agreement, the consideration paid to Eurocom Communication in the reporting year for management services is for the period commencing June 1, 2010, even though in actual fact services were provided from April 14, 2010. The commitment to the management agreement was approved pursuant to Section 275 of the Companies Law by the general meeting of the Company on June 10, 2010.

The members of the Board found that the remuneration paid in 2010 to Eurocom Communication under the management agreement is reasonable and fair given the contribution made by this agreement to the Company, based on the following reasons:

The consultancy services by virtue of the management agreement were provided by professional entities with much experience and expertise in the communication market and in the Company's areas of operations, including in the areas of regulation and finance as well as real estate. These entities invested substantial work time in providing these services in the reporting year (and this was in addition to the hours invested by some of them by virtue of their service as directors in the Company, and in the Group’s subsidiaries and associates).

The contribution of the consultancy services to the Company in its preparation for the regulatory changes confronting it, was significant.

In the period commencing on the date of the changes in control of the Company, remuneration was not paid to the directors: Shaul Elovitch (who since the beginning of 2011 serves as chairman of the Company's board of directors), Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Felix Cohen and Eliahu Holtzman for their service as directors in the Company and in the Company's subsidiaries and/or associates. The cost of director remuneration saved by the Company in relation to the service of these directors in the period of the agreement (calculated in terms of the remuneration paid by the Company to the external directors and independent directors) amounts to a significant proportion of the remuneration paid to Eurocom Communication in the reporting period under the management agreement.

The comparison data presented to the members of the board of directors in the E&Y Survey reveal that, compared with other companies of similar or almost similar size to the Company, the remuneration under the management agreement is lower than average.

Employee directors

It should be noted that the Company's board of directors did not hold a discussion as set forth in Article 10(B)(4) of the Articles for Periodic and Immediate Reports of the reasonableness and fairness of the remuneration paid to the employee directors, Messrs Rami Nomkin and Yehuda Porat since the remuneration paid to them is by virtue of their positions as Company employees and in accordance with their employment agreements, and not by virtue of their service as Company directors.

B.Exposure to and management of market risks

Responsibility for management of the Company’s market risks

The person responsible for management of the Company's market risks is Deputy CEO and CFO, Alan Gelman. For details of his education and experience, see Section 15(c) in Chapter D of the Periodic Report.

Market risks and the Company's risk management policy

The Company is exposed to market risks as a result of changes in interest rates, exchange rates, the CPI, inflation, prices of raw materials and equipment.

The Company acts in accordance with a financial exposure management policy adopted by the Board of Directors of the Company on June 26, 2008. Pursuant to that policy, the Company implements partial hedging operations depending on the circumstances and its own judgment, primarily in order to reduce its exposure to changes in the CPI, in the price of copper and in foreign currency exchange rates. The Company monitors the Group's exposure management every month, and this includes, where necessary, recommending changes in exposure management. In cases where management considers that a deviation from this policy is necessary, its recommendations are brought before the Company's Board.

Inflation – The Company has a significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of a rise in inflation. The rate of inflation also affects the Company's operating income and expenses in the course of the year.

In addition, the Company's tariff updating mechanism, which was determined in regulations and is reviewed once a year, is influenced by the CPI. As a result, the annual rate of inflation and its distribution over the year can have a material influence on the erosion of the Company's tariffs and on its revenues over the year. The rate of inflation affects the Company's expenses but some of these, mainly the salary expenses, have other direct or indirect linkage mechanisms.

In order to minimize exposure to inflation, the Company's Board decided to implement full or partial hedging, at its discretion, in accordance with the following:

A.	Hedging activity will be implemented mainly by means of CPI-shekel forward transactions which guarantee a defined rise in the CPI over a designated period.

B.
Transactions will be subject to discretion and in accordance with market trading restrictions and  occasions where the price is deemed to be attractive in relation to inflation expectations in the debenture market and inflation forecasts on the one hand, and in relation to the Bank of Israel Inflation Target Center on the other.

C.	It will be possible to reduce a hedging position by closing existing transactions before their final expiration date.

D.
As long as this exposure is more than NIS 500 million, the hedging rate will not be less than 20% of the exposure and will not exceed 80%; where the exposure is less than NIS 500 million, the hedging rate will not exceed 50% of the exposure.

The Company made hedging transactions against the CPI in order to minimize the risk.

The Company  incurred no material costs in making these hedging transactions since they were made as forward transactions.

Interest – The Company’s exposure to change in the interest rate largely depends on the nature of its financial liabilities and assets as well as future financing needs. Part of the Company’s liabilities bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value. Part of the Company liabilities bears variable prime-based interest.

At the date of this report, the Company does not hedge against the exposures described above. It is not inconceivable, however, that it will do so in future market circumstances. Furthermore, the Company takes into account such influences when considering the types of loans it takes.

Exchange rates – A change in the shekel exchange rate constitutes economic exposure in that it can affect the Company's future profit and cash flows, mainly payments for the purchase of equipment, raw materials and currency-linked services.

In order to minimize this exposure, the Board of Directors decided that the Company should hedge its exposure against exchange rate risks, subject to the following principles and rules:

A.	The unhedged equity exposure to exchange rate risks will not exceed a sum equivalent to USD 200 million.

B.	The decision whether to hedge purchase and/or investment transactions will be made, if at all, on the date of the purchase and/or investment decision, or shortly thereafter insofar as possible.

The Company incurred no significant costs in making hedging transactions against exchange rates since they were made as forward transactions.

Prices of raw materials and equipment – The cash flow generated by the Company's operations is used partly for investment in equipment. Equipment prices are affected by the indexes to which they are linked, including sectoral price indexes, global exchange rates and prices. The Company does not hedge against this exposure.

Copper scrap prices – The Company is exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In addition, the Company is withdrawing and selling copper cables at the same time as it is deploying the NGN network, and in view of the significant cash flows expected from sale of the copper and the volatility of its price, the Board of Directors of the Company approved transactions to hedge its exposure to the value of the copper assets that will be sold as part of the NGN project. In the reporting period the Company implemented hedging transactions against copper prices in the net amount of 3,146 tons. The fair value of the transactions at December 31, 2010 amounted to USD 2.8 million.

Risks and risk management in the consolidated companies

In accordance with a decision of the Board of Directors, each of the companies in the Group is required to manage a risk management policy and routinely monitor performance. The persons responsible for management of the market risks in the principal consolidated companies are the deputy CFOs of those companies. Pelephone’s policy is to partially hedge its accounting and cash flow exposure to market risks based on its assessments and expectations of the parameters affecting the risk.

For more information about financial risk management in the Group, see Note 31 to the financial statements.

Linkage bases report

Note 32 to the financial statements contains information regarding the linkage conditions relating to the Group’s balance sheet balances.

Below is a sensitivity analysis of the Group’s assets and liabilities to changes in foreign currency and CPI rates.

Sensitivity analysis for 2010 (in NIS millions)

Sensitivity to changes in the USD/NIS exchange rate – 2010

The table shows the items sensitive to changes in the dollar/shekel exchange rate. The sensitivity of the items in the balance sheet was examined, as were off-balance-sheet items. The firm commitments are off-balance-sheet commitments, denominated in and/or linked to the dollar and therefore sensitive to changes in the exchange rate. The fair value of the firm commitments was calculated by discounting future cash flow. The Group has minor exposure to changes in the exchange rate of other foreign currencies, with the exception of the US dollar.

	Profit (loss) from changes		Fair value assets (liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.549	-5%	-10%
Cash	2	1	21	(1)	(2)
Trade receivables	4	2	39	(2)	(4)
Long-term trade receivables	-	-	4	-	-
Investments	3	1	29	(1)	(3)
Trade payables, payables and credit balances	(17)	(9)	(173)	9	17
Firm commitments – suppliers	(57)	(28)	(570)	28	57
Firm commitments – rent	(3)	(2)	(35)	2	3
Guarantees	(9)	(5)	(91)	5	9
Hedging instruments not recognized for accounting
Copper forward transactions in USD	(1)	(1)	(11)	1	1
Total	(78)	(41)	(787)	41	78

Sensitivity to changes in the CPI – 2010

A sensitivity analysis of 5% and 10% (up and down) was prepared on an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel. Also analyzed was an extreme scenario of 1.5% per month (up and down), according to a historical review of the past ten years (a monthly change of 1.5% in April 2002) of change in the CPI.

The Group has an investment in loans to an associate which is accounted by the equity method, and a liability in respect of CPI-linked debentures and loans. The Group also has firm CPI-linked commitments (for rent, vehicle leasing agreements and agreements with suppliers)I. The fair value of the firm commitments was calculated by discounting future cash flow.

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Loans to an associate accounted by the equity method	20	3	1	1,312	(1)	(3)	(20)
Trade receivables	1	-	-	86	-	-	(1)
Long-term trade receivables	2	-	-	154	-	-	(2)
Other liabilities and provisions	(7)	(1)	-	(483)	-	1	7
Firm commitments – vehicle leasing	(1)	-	-	(97)	-	-	1
Firm commitments – suppliers	(1)	-	-	(39)	-	-	1
Firm commitments – rent	(8)	(1)	(1)	(515)	1	1	8
Guarantees	(1)	-	-	(55)	-	-	1
Debentures issued to financial institutions and others	(10)	(1)	(1)	(649)	1	1	10
Debentures issued to financial institutions and others	(2)	-	-	(111)	-	-	2
Debentures issued to the public – Series 4	(6)	(1)	-	(368)	-	1	6
Debentures issued to the public – Series 5	(30)	(4)	(2)	(2,019)	2	4	30
Bank loans	(3)	-	-	(192)	-	-	3
Hedging instruments not recognized for accounting
CPI forward transactions	6	1	-	12	-	(1)	(6)
Total	(40)	(4)	(3)	(2,964)	3	4	40

Sensitivity to changes in real shekel interest rates – 2010

The sensitivity analysis of shekel interest includes another scenario (16% up and 16% down) which examines the most extreme daily change of the past ten years. The Group’s companies have an investment in loans to an associate accounted by the equity method at fixed interest and linked to the CPI, as well as a liability in respect of CPI-linked debentures at fixed interest. These instruments are sensitive to changes in the real shekel interest rate. The fair value of the loans to an associate was calculated discounting future cash flow at an average interest of 10.56%, which is the effective rate that includes the risk component of the associate.

Debentures issued to the public – Series 4, were traded on December 31, 2010 with a yield of 0.04% and an average duration of 0.42. Debentures issued to the public – Series 5, were traded on December 31, 2010 with a yield of 1.23% and an average duration of 2.75. Changes in the fair value of the debentures was calculated by discounting the cash flow. The fair value of the debentures is stated at the stock market value, i.e. by multiplying the market price on December 31, 2010 by the quantity of the issued nominal value. The fair value of non-negotiable debentures was calculated by discounting the future cash flow at an average interest rate of 1.038% to 1.32%. CPI-linked loans from banking corporations with sensitivity to changes in real shekel interest were discounted at an average rate of 1.39%

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Long-term receivables	(1)	(1)	-	108	-	1	1
Loans to an associate accounted by the equity method	(122)	(78)	(40)	1,312	41	83	136
Debentures issued to financial institutions and others	3	2	1	(649)	(1)	(2)	(3)
Debentures issued to financial institutions and others	-	-	-	(111)	-	-	-
Debentures issued to the public – Series 4	-	-	-	(368)	-	-	-
Debentures issued to the public – Series 5	11	7	3	(2,019)	(3)	(7)	(11)
Bank loans	1	1	-	(192)	-	(1)	(1)
Hedging instruments not recognized for accounting
CPI forward transactions	-	-	-	12	-	-	-
Total	(108)	(69)	(36)	(1,907)	37	74	122

Sensitivity to changes in nominal shekel interest rates – 2010

The sensitivity analysis of the nominal shekel interest rate includes another scenario (16% up and 16% down), which examines the most extreme daily change that occurred in the past ten years. The Group has trade receivables that are paid in installments. The fair value of these balances was calculated by discounting the future cash flow at an average interest rate between 5.04% and 5.65%.

In the course of the year the Group took out fixed-interest shekel loans with sensitivity to changes in the nominal shekel interest rate. The fair value of these loans was calculated by discounting the future cash flow at an average interest rate of 5.42%.

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	16%	10%	5%		-5%	-10%	-16%
Trade and other receivables paid in installments	(14)	(9)	(4)	1,813	4	9	14
Investments, deposits and debit balances	-	-	-	100	-	-	-
Bank loans	44	28	14	(1,309)	(14)	(28)	(46)
Hedging instruments not recognized for accounting
CPI forward transactions	2	1	-	12	-	(1)	(2)
Total	32	20	10	616	(10)	(20)	(34)

Sensitivity analysis 2009 (in NIS millions)

Sensitivity to changes in the USD/NIS exchange rate – 2009

The table shows the items sensitive to fluctuations in the dollar/shekel exchange rate. The sensitivity of the items in the balance sheet was examined, as were off-balance sheet items. The firm commitments are off-balance sheet commitments, denominated and/or linked to the dollar and therefore sensitive to changes in the exchange rate. The fair value of the firm commitments was calculated by discounting future cash flow. The Group has minor exposure to changes in the exchange rate of other foreign currencies, with the exception of the US dollar.

	Profit (loss) from changes		Fair value assets (liabilities)	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.775	-5%	-10%
Cash	2	1	23	(1)	(2)
Receivable	6	3	60	(3)	(6)
Long-term receivables	1	-	5	-	(1)
Investments	3	2	31	(2)	(3)
Trade payables, payables and credit balances	(26)	(13)	(257)	13	26
Firm commitments - suppliers	(93)	(46)	(929)	46	93
Firm commitments - rent	(4)	(2)	(36)	2	4
Guarantees	(10)	(5)	(101)	5	10
Hedging instruments not recognized for accounting
Dollar/shekel forward transactions	4	2	(1)	(2)	(4)
Dollar/shekel sale option	1	1	(1)	(1)	(3)
Dollar/shekel purchase option	-	-	-	1	2
Total	(116)	(57)	(1,206)	58	116

Sensitivity to changes in the CPI – 2009

A sensitivity analysis of 5% and 10% (up and down) was conducted on an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel. The analysis of sensitivity to changes in the CPI includes an extreme scenario of 1.5% per month (up and down) in accordance with a historical examination of changes in the CPI in the past ten years (a monthly change of 1.5% in April 2002).

The Group has an investment in loans to an associate which is accounted by the equity method and a liability for debentures and CPI-linked loans. The Group also has firm CPI-linked commitments (for rent, vehicle leasing and agreements with suppliers). The fair value of the firm commitments was calculated by discounting the future cash flow.

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Loans to an associate accounted by the equity method	18	2	1	1,182	(1)	(2)	(18)
Trade receivables and receivables	-	-	-	35	-	-	-
Long-term receivables	1	-	-	91	-	-	(1)
Other liabilities and provisions	(6)	(1)	-	(412)	-	1	6
Firm commitments – vehicle leasing	(3)	-	-	(158)	-	-	3
Firm commitments – suppliers	-	-	-	(25)	-	-	-
Firm commitments - rent	(7)	(1)	-	(490)	-	1	7
Guarantees	(1)	-	-	(37)	-	-	1
Debentures issued to financial institutes and others	(11)	(1)	(1)	(734)	1	1	11
Debentures issued to financial institutes and others	(5)	(1)	-	(345)	-	1	5
Debentures issued to the public – Series 4	(11)	(1)	(1)	(733)	1	1	11
Debentures issued to the public – Series 5	(30)	(4)	(2)	(1,974)	2	4	30
Loans from banking corporations	(4)	-	-	(235)	-	-	4
Hedging instruments not recognized for accounting
CPI forward transactions	8	1	-	21	-	(1)	(8)
Total	(51)	(6)	(3)	(3,814)	3	6	51

Sensitivity to changes in real shekel interest rates – 2009

The Group’s companies have an investment in fixed-interest CPI-linked loans to an associate accounted by the equity method and liabilities for index-linked debentures at fixed interest. These debentures are sensitive to changes in the real shekel interest rate. The fair value of loans to an associate is calculated by discounting future cash flow at an average interest of 10.36% which is the effective interest including the risk component of the associate.

Debentures issued to the public – Series 4 – were traded on December 31, 2009 with a yield of 0.32% and an average life of 0.9. Debentures issued to the public – Series 5 – were traded on December 31, 2009 with a yield of 2.18% and an average life of 3.57. Changes in the fair value of the debentures was calculated by discounting the cash flow. The fair value of the debentures is presented at the stock market value, in other words, by multiplying the market price on December 31, 2009 by the quantity of the issued nominal value. The fair value of non-negotiable debentures was calculated by discounting the future cash flows at an average interest rate of 0.82% to 4.25%. Loans from banks and other institutions are linked to the CPI and sensitive to changes in real shekel interest. These loans were discounted at an average interest rate of 2.44%.

	Profit (loss) from changes		Fair value assets (liabilities)	Profit (loss) from changes
	10%	5%		-5%	-10%
Long-term receivables	-	-	50	-	-
Loans to an associate accounted by the equity method	(79)	(40)	1,182	42	86
Debentures issued to financial institutes and others	7	4	(734)	(4)	(7)
Debentures issued to financial institutes and others	-	-	(345)	-	-
Debentures issued to the public -Series 4	-	-	(733)	-	-
Debentures issued to the public - Series 5	15	8	(1,974)	(8)	15
Bank loans	1	1	(235)	(1)	(1)
Hedging instruments not recognized for accounting
CPI forward transactions	-	-	21	-	-
Total	(56)	(27)	(2,768)	29	63

Sensitivity to changes in nominal shekel interest rates – 2009

The sensitivity analysis of the shekel interest rate includes another scenario (12% up and down), which examines the most extreme daily change that occurred in the last ten years (a daily change of 12% in December 2001). The Group has receivables balances payable in installments. The fair value of these balances is calculated by discounting the future cash flow at an average interest rate of between 3.957% and 5.26%.

	Profit (loss) from changes			Fair value assets (liabilities)	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-12%
Accounts receivable repaid in installments	(9)	(7)	(4)	1,504	4	8	9
Investments, deposits and debit balances	-	-	-	83	-	-	-
Hedging instruments not recognized for accounting
CPI forward transactions	2	1	1	21	(1)	(1)	(2)
Dollar / shekel forward transactions	-	-	-	(1)	-	-	-
Options
Dollar / shekel sale option	-	-	-	(1)	-	-	-
Total	(7)	(6)	(3)	1,606	3	7	7

C.  Aspects of Corporate governance

1.	Group involvement in the community and donations

The Group companies are active in the community through donations to not-for-profit associations  and social organizations which promote education, welfare and other causes. Activities are expressed in money donations, contributions of communications infrastructures, and the encouragement of volunteering by employees carrying out a range of activities for the community.

The guiding principle of the Company's contribution to the community this year was support for programs aimed at narrowing social-educational gaps that exist due to non-availability of computers and the internet ("the digital divide") in the world.

In 2010, the Group donated NIS 12.5 million, and intends to increase its donation budget for 2011.

2.	Disclosure of the process for approval of the Company's financial statements

2.1.	Committee

The Committee for the Examination of the Company's Financial Statements is a separate committee which does not also serve as the Audit Committee. It is noted that some of the members of the Audit Committee are also members of the Committee for the Examination of the Financial Statements (Mordechai Keret – external director, Yitzhak Edelman – external director).

2.2	Committee members

The committee comprises the following three members: Yitzhak Edelman, committee chairman (external director), Mordechai Keret (external director) and Eldad Ben-Moshe (independent director), each of whom has accounting and financial expertise. All the committee members gave declarations prior to their appointments. For additional details regarding the directors who are committee members, see Chapter D.

2.3	Approval of the financial statements

A	The Committee for the Examination of the Financial Statements discussed and formulated its recommendations for the Board in its meetings of February 24 and March 3, 2011.

B	All the committee members took part in the above committee discussions.

C
Aside from the committee members, present at the committee’s meeting of February 24: Chairman of the Board, Mr Shaul Elovitch, Company CEO Mr Avi Gabbay, Deputy CEO and CFO Mr Alan Gelman, Company Controller, Mr Danny Oz, the internal auditor, Mr Lior Segal, the director Mr Rami Nomkin, Legal Counsel Mr Amir Nachlieli, the external auditors and other officers of the Company. Present at the committee meeting of March 3, 2011 were Chairman of the Board, Mr Shaul Elovitch, Company CEO Mr Avi Gabbay, Deputy CEO and CFO Mr Alan Gelman, Company Controller, Mr Danny Oz, the internal auditor, Mr Lior Segal, the director Mr Rami Nomkin, Company Secretary Linor Yochelman, Legal Counsel Mr Amir Nachlieli, the external auditors and other officers of the Company.

D
The Committee reviewed the assessments and estimates made in connection with the financial statements, internal controls relating to the financial reporting, the completeness and appropriateness of the disclosure in the financial statements, the accounting policy adopted and the accounting treatment applied in the Corporation’s material affairs, the value assessments, including underlying assumptions and estimates on which the data of the financial statements are based. The Committee’s discussions were based on the material presented to it in connection with these topics by the Company's management and the questions and answers which arose and were discussed in the course of the discussion, including the comments made by the external auditor in respect of these matters.

E	The committee’s recommendations were transferred in writing to the Board on March 3, 2011.

F
The Committee drew the attention of the Board members to the fact that there are a number of controls to be completed by the Company by the date of the Board meeting and the Board should ascertain their completion in its discussion of the Company's financial statements for 2010.

G	The Board discussed the recommendations of the Committee for the Examination of the Financial Statements on March 7, 2011.

H
The Board believes that the recommendations of the Committee for the Examination of the Financial Statements were submitted a reasonable time (which was set by the Board at up to 72 hours before the date of the Board meeting) before the Board meeting, also taking into account the scope and complexity of the recommendations.

I
The Board accepted the recommendations of the Committee for the Examination of the Financial Statements, reviewed the completion of the controls mentioned in section G and decided to approve the Company's financial statements for 2010.

3.	Disclosure concerning the auditor's fees

Below are the fees paid to the auditors of the main companies in the Group for auditing services and audit-related services:

Company	Auditor	Details	2010 (NIS ‘000)	2009
			Fee	Hours	Fee	Hours
Bezeq	Somekh Chaikin	Audit and audit-related services Other services	3,964 168	15,300 432	2,323 368	10,125 1,122
Pelephone	Somekh Chaikin	Audit and audit- related services Other services	1,665 63	6,529 162	1,278 107	5,475 320
Bezeq International	Somekh Chaikin	Audit and audit- related services Other services	860 158	4,100 438	517 76	2,335 195

The audit and ancillary audit hours increased in 2010 primarily as a result of an examination of compliance with the provisions of the securities regulations relating to internal audits.

The auditors’ fees were discussed by the Committee for the Examination of the Financial Statements and approved by the boards of directors of the Company and of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly tariff in the prior year and with adjustment for changes and events which occurred in the reporting year.

4.	Directors with accounting and financial expertise and independent directors

A.
The Company's Board of Directors determined that the minimum number of directors with accounting and financial expertise, as required by the provisions of the Companies Law, shall be one (and together with one of the external directors – two). The Board believes that this number will enable it to fulfill its statutory duties and the duties imposed by the documents of association, including review of the financial condition of the Company and preparing and approving the financial statements, taking into consideration the volume and complexity of its operations.

B.
Serving directors in the Company who have the above skills are Shlomo Rodav, Shaul Elovitch, Or Elovitch, Felix Cohen, Eldad Ben-Moshe, Yehoshua Rosenzweig, Mordechai Keret (external director) and Yitzhak Edelman (external director). For information about their relevant education and experience, see Section 14 in Chapter D of the Periodic Report.

C.	The Company has not adopted in its articles the "Directive concerning the percentage of independent directors" as defined in Article 19(2)(E) of the Companies Law.

5.	Disclosure regarding an internal auditor in a reporting corporation

A.	The Company’s internal auditor

1.	Name: Lior Segal. Until December 2, 2010 the auditor was Malka Dror.

2.
Date of commencement of office: January 24, 2011. Date of termination of service of the previous auditor: December 2, 2010. Her tenure was terminated by agreement. During the period between the termination of Malka Dror’s service and the start of Lior Segal’s service, Avi Alkobi, an employee in the Company's internal audit department, was appointed as acting internal auditor).

3.
The internal auditor complies with the conditions set forth in Article 3(A) of the Internal Audit Law. Qualifications: Lawyer and accountant, LLB, BA, Accounting and MBA, Tel Aviv University. The internal auditor has a number of years’ experience in reporting corporations with material operations, which operate in the communications sector.

4.	The internal auditor complies with the provisions of Article 8 of the Internal Audit Law, 1992 and Article 146(B) of the Companies Law, 1999.

5.	Method of employment: the internal auditor is a Company employee. The Company has an audit unit which is headed by the internal auditor.

B.	Method of appointment

Audit Committee discussion at its meeting on January 14, 2011. The committee recommended appointing Lior Segal as the Company’s internal auditor. The appointment was approved by the Board of Directors on January 24, 2011.

Summary of the reasons for approving the appointment

The Board of Directors approved the appointment of Lior Segal, who, prior to his appointment as internal auditor, served as manager of internal processes and controls and compliance officer in corporate governance, to the post of internal auditor, following a recommendation from the Audit Committee, owing to his qualifications and professional experience.

Duties, authority and tasks of the internal auditor

The authority and responsibility of the Company's internal auditor are laid down in the Company's internal audit procedure. The procedure was revised and approved by the Audit Committee on December 19, 2010.

Duties of the internal auditor according to the Company’s internal audit procedure

Following are the duties of the internal auditor:

1.
To examine the propriety of the operations of the Company and the actions of its officers and office-holders from the following aspects: compliance with the law, regulations and any statute applicable to the Company; good business practice; maintenance of the principles of good management, efficiency, thrift and integrity; to examine whether they were carried out lawfully by a qualified person, whether they were accepted for business reasons and are beneficial to the achievement of the Company’s defined goals; to examine their compatibility with the policy and decisions made by Board of Directors and Company management.

2.	Examine the reliability and integrity of the financial and operating information.

3.	Examine the Company's financial management and liabilities.

4.	Examine whether the Company's decisions, including those of its Board of Directors and its committees, were made in accordance with proper procedures.

5.	Examine the Company IT systems and its data protection setup.

6.	Examine every material transaction of the Company, including the approval processes.

7.	Examine the appropriateness and effectiveness of the Company's agreement procedures.

8.	Examine the need to amend procedures pertaining to material topics.

9.	Examine flaws in the Company's business transaction management.

10.	Conduct repeated audits where necessary.

Authority of the internal auditor according to the Company’s internal audit procedure

Following are the principal powers of the internal auditor:

1.	Receive any information, explanation and document required for the performance of his duties.

2.	Gain access to any ordinary information or computer information, any database and any automated or non-automated data processing work plan of the Company and its units.

3.	Right of entry to any Company asset.

4.	Right to be invited to any management, Board of Directors or committee meeting.

C.	The organizational superior of the internal auditor

The internal auditor answers to the CEO.

D.	Work plan

1.	The work plan is annual.

2.	Considerations in determining the internal audit work plan

The guiding principle underlying the annual work plan of the internal audit is the risk inherent in the Company's processes and operations. To assess the risks, the audit prepares a ‘control risk survey’ of the Company at least once every three years. As part of this survey, the audit examines, in cooperation with the Company's senior management, the material exposures and risks in the Company's operations and the control environment existing for management of these risks. The survey findings are used to compile the topics for the annual and multi-year work plan.

The last survey was conducted in 2007 and served as a basis for the 2008-2011 work plan. In 2011 the Company intends to conduct a new control risk survey.

The considerations taken into account in compiling the work plan are these: reasonable coverage of most of the Company’s areas of operation based on exposure to material risks, including the controls existing in the Company's areas of operation and the findings of previous audits.

3.	Entities involved in compiling the work plan

The internal auditor, management, the CEO, the Audit Committee, the Chairman of the Board.

4.	Entity accepting and approving the work plan

The Audit Committee.

5.	The auditor’s discretion to deviate from the work plan

The auditor may propose subjects at his discretion or at the request of the CEO, and he may also recommend reducing or halting an audit of a topic approved in the work plan. In any event the approval of the Audit Committee chairman is required to deviate from the work plan.

6.	During the reporting year the auditor did not examine any material transactions made.

E.	The audit and the corporations which are material holdings

The work plan of the internal audit unit does not include an audit in corporations which are material holdings. All the corporations that are material holdings of the Company have their own internal auditors (either as employees or outsourced). The audit reports are discussed in the audit committees and/or boards of directors of these corporations, on which directors of the Company serve. The internal auditor may, under the Company's internal audit procedure and at his discretion, obtain the audit reports of the subsidiaries’ statements and he is obligated to hold a work meeting with each of the internal auditors of the subsidiaries at least once a year, to discuss the audit plan and its implementation in the subsidiary.

F.	Scope of employment

1.	Number of hours of employment in the year

The audit’s work plan for 2010 included 7,200 audit hours. The internal audit unit at the end of the reporting year employed four full-time internal auditors in addition to the Company's internal auditor.

2.	Reduction in volume of internal auditor’s work in the reporting year

In accordance with the audit procedure, the internal auditor submitted an annual work plan for 2010 to the Audit Committee, which is derived from the multi-year plan. The Audit Committee approved the work plan for 2010, and this was the source of the decision to reduce the audit budget by 20% in 2010 compared with the 2009 budget. The 2010 budget allows for the employment of 4 auditors in addition to the Company's auditor (a staff reduction of one employee from the internal audit unit as of the beginning of 2010).

G.	Preparation of the audit

1.	Work standards

Bezeq’s internal audit is prepared according to the binding standards of the Institute of Internal Auditors (I.I.A.).

2.	The Board’s criteria for ensuring that the auditor complies with all the requirements of the standards

In December 2004 an external audit investigation of Bezeq’s internal audit unit was carried out in compliance with an I.I.A. standard. The conclusion of this audit was that the work of the Company’s internal audit unit complies with accepted professional internal audit standards. An external audit of the internal audit unit is scheduled for  2011.

H.	Access to information

The internal auditor was furnished with documents and information as stipulated in Section 9 of the Internal Audit Law, and he was granted permanent direct access to the Company’s information systems, including financial data.

I.	Internal Auditor’s report

The internal auditor submits the audit reports in writing.

The internal auditor routinely submits the audit reports during the reporting year to the Chairman of the Board, the CEO, the Audit Committee chairman and members. The Audit Committee conducts regular discussions of the audit reports.

The Audit Committee held 22 meetings in 2010 and discussed 14 audit reports. Following are the dates of submission of the auditor’s reports and the dates of the discussions by the Audit Committee in the reporting year:

No.	Submission date	Committee discussion date
1	December 3, 2009	January 24, 2009
2	January 31, 2010	February 14, 2010
3	March 16, 2010	March 22, 2010
4	December 8, 2009	March 22, 2010
5	January 10, 2010	March 22, 2010
6	February 3, 2010	March 22, 2010
7	February 28, 2010	March 22, 2010
8	March 16, 2010	March 22, 2010
9	March 4, 2010	March 22, 2010
10	March 15, 2010	March 25, 2010
11	March 16, 2010	March 25, 2010
12	February 25, 2010	March 25, 2010
13	September 16, 2010	October 13, 2010
14	September 16, 2010	October 13, 2010

J.	The Board of Directors' assessment of the work of the Internal Auditor

The members of the Company's Board of Directors believe that that the scope of the Company audit performed in 2010, the nature and continuity of the internal auditor’s activities as well as the work plan, are reasonable in the circumstances and they can achieve the objectives of the audit.

K.	Remuneration

1.
The terms of employment of the internal auditor were discussed and approved by the Audit Committee and the Board of Directors as follows: Monthly salary of NIS 36,000 and an annual target-based bonus set in advance by the Audit Committee and approved by the Board of Directors, of up to 25% of his annual salary excluding incidentals.

2.
With regard to the Company's previous internal auditor – on December 2, 2010 the internal auditor terminated her service. The terms of her employment were discussed and approved by the Audit Committee and the Company's board of directors, as follows: total monthly salary of NIS 40,000 linked to the CPI from the date of her appointment and an annual target-based bonus set in advance by the Audit Committee and approved by the board of directors of up to 50% of her annual salary excluding incidentals. In accordance with a Board decision of December 2, 2010 she was granted a special retirement bonus of NIS 200,000 (a transition to retirement conditions was due to her under her employment agreement). The special bonus was granted primarily for the period of her service as manager of the Company’s audit unit. In this period she encountered variable conditions and displayed responsibility and dedication to the Company and its areas operations. Pursuant to her employment agreement, the outgoing internal auditor is entitled to exercise all the stock options (100,000) which were allotted to her in accordance with a Board resolution of March 10, 2008 as part of an allotment to middle managers in the Company under an outline published on March 11, 2008.

3.	The Board of Directors believes that the remuneration of the internal auditor did not affect his professional judgment.

6.	Code of ethics

In October 2007, the Board of Directors of the Company re-adopted a code of ethics. The code  establishes rules and principles of behavior for guiding the actions of officers, managers and employees in the Company. The code was formulated in the Company in 2005, and the new version incorporates a number of changes and revisions. The Board of Directors authorized the Company's management to ensure the assimilation of the code of ethics in the Company, and decided that it would become part of the binding procedures of the Company. At the end of 2008 the code of ethics was assimilated at the Company's management level. Since 2009 its assimilation among Company employees is being accomplished as part of the management routine.

7.	The authority of the CEO

On September 4, 2007, the Board resolved, in accordance with Section 50(A) of the Companies Law, 5759-1999 and with Articles 119 and 121.1 of the Company's Articles of Association, that the authority of the CEO in all matters pertains to the corporations held, directly or indirectly, by the Company, (including Pelephone, Bezeq International, DBS, Walla, Bezeq Online and Bezeq Zahav Holdings) would be transferred to the Board of Directors which passed resolutions for implementation of this decision.

D.  Disclosure concerning the financial reporting of the corporation

1.	Critical accounting estimates

Preparation of the financial statements in accordance with IFRS requires management to make assessments and estimates that affect the reported values of the assets, liabilities, income and expenses, as well as the disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors  which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. Information about primary topics of uncertainty in critical estimates and judgments made in the application of the accounting policy is provided in the financial statements (see Note 2G). We believe that these assessments and estimates are critical since any change in these assessments and assumptions could potentially have a material effect on the financial statements.

Estimated useful life of property, plant and equipment

The estimated useful lives of property, plant and equipment serve to determine the depreciation expenses that will be recorded in the reporting year. The main part of the communications infrastructure is managed according to asset groups. The depreciation rates are based on the average useful life of an asset group and not of each individual asset. The useful life of an asset group is examined periodically and is based on past experience, taking into consideration expected technological changes, company plans or other changes. If such changes occur earlier than foreseen or differently from expectations, the remaining useful life of such assets might be shortened. This results in an increase in future depreciation expenses. If the changes occur later than expected, the remaining useful life may be extended, and this results in a decrease in the depreciation expenses. Given the significant amounts of the Group’s depreciation expenses, such changes can have a material effect on the results of the actions and the financial position of the Group.

Assessing the value of items of property, plant and equipment

Certain items of property, plant and equipment were re-valued to fair value upon the transition to IFRS, based on their deemed cost, which was determined on the basis of their value on the transition date (January 1, 2005) according to the Group’s estimate based on the valuation of an external appraiser. In addition, the costs of dismantling, clearing and restoring sites were capitalized to the date of transition to IFRS.

The residual value of the Company's copper cables was determined on the basis of the Company's assessment. The Company is exposed to changes in the prices of copper, which cause a change in the residual value of the copper infrastructure (see Note 10B to the financial statements).

The use of estimates and assessments affects the items of property, plant and equipment and the depreciation expense (see Note 10 to the financial statements).

Employee benefit liability

These liabilities are based on actuarial calculations that include numerous calculation assumptions which can be different in practice. The assumptions relate, inter alia, to interest rates for capitalization, mortality tables, wage creep and turnover rates.

(For additional information, see Note 17 to the financial statements.)

Deferred taxes

Deferred taxes are calculated at the tax rate expected to be in effect on their date of utilization. The tax benefit is included in the financial statements since according to the Company's business plans realization of the tax benefit is foreseeable. By the nature of things, actual business results may differ from the business plans, and this can affect the future realization of the tax benefit (see Note 9 to the financial statements).

Provisions and contingent liabilities

The Group’s companies have contingent liabilities in amounts for which the possible maximum exposure is considerable. Among these, class actions in extremely significant amounts are pending against Group companies.

Every year the Company makes estimates of the potential liabilities associated with every claim and action. It is naturally very difficult to determine the outcomes of the claims. The Company uses its best judgment and the assessments of its legal advisers to determine whether it is likely to bear the costs of settling claims and whether they can be reliably estimated.

Taking into consideration the uncertainty inherent in legal claims, it is possible that all or some of them will be concluded with the Company being ordered to pay amounts materially different from the provisions included in the financial statements, if any. (For details of provisions and contingent liabilities, see Notes 16 and 18 to the financial statements.)

Measurement of recoverable amounts of cash-generating units

Recoverable amounts of cash-generating units are measured in order to assess the possibility of impairment of the unit's assets  (including goodwill). The measurement involves estimates of the cash flows expected from the units (see Note 11 to the financial statements).

Share-based payments

Share-based payments are measured by means of an economic model that includes estimates in various parameters (see Note 27E to the financial statements).

Provision for doubtful debts

An examination of the need for impairment of financial assets in material amounts is conducted on the basis of each asset separately. For the remaining financial assets the need is examined collectively in accordance with groups of similar credit risk characteristics. In addition, the financial statements contain specific provisions and group provisions for doubtful debts which, in management’s opinion, reflect the loss inherent therein

(See Note 8 to the financial statements).

Fair value investment in associates

On the date of termination of the consolidation of DBS Satellite Services Ltd., the Company recorded a fair value investment and allocated the fair value to tangible and intangible assets. This was done by an external appraiser and was also based on various assessments and estimates (see Note 13 to the financial statements).

2.	Disclosure of a very material appraisal

Identification of the matter for appraisal
Pelephone's value for the purpose of reviewing impairment of the goodwill which was attributed to it in the Company's financial statements pursuant to IFRS 36.

An appraisal is attached as an appendix to the Company's financial statements for 2010.

Timing of the appraisal	Value of goodwill at December 31, 2010; the appraisal was signed on March 6, 2011.
Value of item shortly before appraisal date	NIS 5,134 million carrying amount, net (NIS 1,027 million – balance of goodwill).
Value of item determined on the basis of appraisal	NIS 12,556 million. Pursuant to the value determined in the appraisal, the Company concluded that there is no impairment requiring amortization of the sum of goodwill recorded in the Company's books.
Identification and characterization of the appraiser
Giza Singer Even Ltd. The work was performed by a team headed by Yuval Zilberstein, a partner who has more than 15 years’ experience in economic consulting and accounting. He has a BA in Accounting and Economics from the
Hebrew University and an MBA from the Hebrew University.

The appraiser is not dependent on the Company

The Company undertook to indemnify the appraiser in the event of a third-party claim, for reasonable expenses and any amounts he would be ordered to pay in a legal proceeding, unless he acted maliciously or negligently. See Section 10.5 to the appraisal.

Appraisal model	DCF (Discounted Cash Flow)
Assumptions used in the appraisal
•   Discounting rate – 11%. Companies used for comparison to determine the discounting rate – Cellcom and Partner

•   Permanent growth rate – 1%

•   Scrap value percentage of total value determined in the appraisal – approximately 65% (years in the model – up to 2016)

3.	In their opinion on the financial statements the auditors have drawn attention to the materiality of the claims filed against the Group..

4.	Events after the balance sheet date

A.
On January 24, 2011 the Company's Board approved an early retirement plan for employees whereby up to 260 employees would retire, in a total amount of up to NIS 281.5 million. The expense for this decision will be recorded in the Company's financial statements for the first quarter of 2011 (see Note 17D to the financial statements).

B.
In February 2011 the Company accepted from an Israeli banking corporation a letter of undertaking to place at its disposal a long-term credit facility in the amount of NIS 1.5 billion to finance the Company's cash flow needs. (See Note 34 to the financial statements)

C.
On March 7, 2011, the Company's Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company, the distribution of a cash dividend to the shareholders in the total amount of NIS 1,163 million.

D.
On March 7, 2011 the Company's Board approved the adoption of guidelines and rules for the classification of a transaction of the Company or an associate or an affiliate with an interested party as a negligible transaction as stipulated in Regulation 41(A)(6) of the Securities Regulations (Financial and Annual Statements), 2010. (See Note 30E to the financial statements).

E.	In respect of an increase in the remuneration rate, see Section 1.7.31B of the Periodic Report.

F.	In respect of recommendations under consideration by the Haik Commission on various structural matters in the communication market, see Section 1.7.3A in Chapter A of the Periodic Report.

E. Details of series of liability certificates

1.	Data regarding the Company's debentures in circulation, at December 31, 2010:

		Series 4 debentures	Series 5 debentures
A	Issue date	June 1, 2004	June 1, 2004
B	Total par value on issue date	NIS 1,200,000,000	NIS 2,386,967,000
C	Its par value	NIS 300,000,000	NIS 2,386,967,000(1)
D	Par value reassessed for report date (linked to the CPI)	NIS 350,751,779	NIS 2,790,776,408(2)
E	Accumulated interest	NIS 9,821,050	NIS 86,281,504
F	Fair value	NIS 367,530,000	NIS 3,198,535,780
G	Stock exchange value	NIS 367,530,000	NIS 3,198,535,780
H	Interest type	Set at 4.8%	Set at 5.3%
I	Principal payment dates	June 1 every year through June 1, 2011	June 1 every year from 2011 through 2016
J	Interest payment dates	June 1 every year through 2011	June 1 every year through 2016
K	Linkage	The principal and interest are linked to the CPI (base index April 2004)	The principal and interest are linked to the CPI (base index April 2004)
L	Total liability in relation to Company's liability	Not material	Material

(1)	Of which NIS 880.1 million par value held by a wholly-owned subsidiary.

(2)	Of which NIS 1,029 million held by a wholly-owned subsidiary.

Trust company – Mizrachi Tefahot Trust Company

The contact person in the trust company is Meni Lego, VP Operations. His email address is: meni.lego@umtb.co.il  The trustee’s address is 123 Hahashmonaim Street, Tel Aviv.

2.
For details of the ratings of the series of liability certificates, see Section 2.13.6 in Chapter A of the Periodic Report. On January 2, 2011 the Company was notified by Midroog Ltd. (“Midroog”), which rates the Company's debentures (Series 4 and 5) that Midroog was putting the Aa1 rating it had given the Company's debentures on its watch list with a negative outlook.

On February 6, 2011 S&P Maalot (which rates the Company and its debentures (Series 4 and 5)) ratified its current ilAA+ rating and removed the rating from its credit watch. Negative rating outlook.

The rating reports are attached in an appendix.

3.
During and at the end of the reporting year the Company met all the conditions and commitments under the deed of trust and there were no conditions establishing cause to present the certificates of liability for immediate repayment. No collateral was given to secure payment for the holders of the certificates of liability. There is no encumbrance whatsoever on the certificates of liability.

F.  Miscellaneous

1.	For the forecast of the Bezeq Group, see Section 1.6 in Chapter A of the Periodic Report.

2.
On  December 30, 2010 the Board decided to recommend to the Company's shareholder general meeting approval of a distribution to shareholders (the “Planned Distribution”) amounting to NIS 3 billion, a sum which exceeds the Company's profits. The general meeting approved the Planned Distribution on January 24, 2011. The Planned Distribution is subject to court approval. For further details, see Note 21 to the financial statements.

We thank the managers, employees and shareholders of the Group’s companies.

Shaul Elovitch Chairman of the Board of Directors	Abraham Gabbay CEO